UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2021

LANDA APP 2 LLC

(Exact name of issuer as specified in its charter)

Commission File Number: 024-11648

Delaware	87-1767314
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6 W. 18th Street New York, NY 10011	10011
(Address of principal executive offices)	(Zip Code)

646-905-0931

Issuer’s telephone number, including area code

Membership Interests:

Landa App 2 LLC - 2174 Scarbrough Road Stone Mountain GA LLC	Landa App 2 LLC - 3192 Lake Monroe Road Douglasville GA LLC
Landa App 2 LLC - 153 Spring Valley Stockbridge GA LLC	Landa App 2 LLC - 45 Robertford Drive Covington GA LLC
Landa App 2 LLC - 126 Wildwood Road Stockbridge GA LLC	Landa App 2 LLC - 303 Kellys Walk Locust Grove GA LLC
Landa App 2 LLC - 137 Spring Valley Circle Stockbridge GA LLC	Landa App 2 LLC - 4085 Springvale Way McDonough GA LLC

_________________________________________________

(Title of each class of securities issued pursuant to Regulation A)

Capitalized terms used but not defined herein have the meanings given to them in Landa App 2 LLC’s offering circular (the “Offering Circular”) most recently qualified by the Securities and Exchange Commission (the “SEC”), dated December 2, 2021, which can be found here.

i

Part II.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this report includes some statements that are not historical and that are considered “forward-looking statements.” A cautionary statement regarding forward-looking statements applicable to forward-looking statements found herein can be found under “Cautionary Statement Regarding Forward-Looking Statements” of our Offering Circular, which can be found here and is incorporated herein by reference.

Item 1. Business

Company Overview

Landa App 2 LLC (“we,” “us,” “our,” or the “Company”) was formed in June 2021 as a series limited liability company pursuant to Sections 18-215 and 18-218 of the Delaware Limited Liability Company Act (the “LLC Act”) in order to offer a unique investment opportunity for eligible investors to benefit from the performance of curated and fully managed rental real estate properties.

From time to time, the Company will form separate series of membership interests (each a “Series” and the “Series”) for the purpose of offering a unique investment opportunity for eligible investors to benefit from the performance of curated and fully managed rental real estate properties. Each Series is formed to hold a residential rental property as its primary asset (each a “Property” and collectively, the “Properties”).

The Company generally offers 10,000 membership interests (each a “Share” and collectively, the “Shares”) in each of the Series (the respective offerings of Shares of each Series each individually referred to herein as an “Offering”). Investors that purchase Shares in any Series acquire a right to receive monthly distributions (which we also refer to as “dividends”) of a portion of the net rental income of such Series. The total distribution amount by a Series, if any, will be calculated by the Manager, acting in its sole discretion, and will be based on a number of factors, including, but not limited to, the total number of Shares sold, fees, expenses, taxes, amounts allocated to reserves, economic conditions, debt service requirements, actual and accrued cash flows of the applicable Series, and other factors that could differ materially from our current expectations. The total distribution amount, if any, will be allocated to each holder of Shares of the applicable Series on a pro-rata basis based on the number of Shares of that Series held.

The Company and each Series is managed by Landa Holdings, Inc. (the “Manager”).

All Shares are offered through the Landa Mobile App.

Series Offering Table

The table below shows key information related to the Offering of each Series pursuant to Regulation A of the Securities Act of 1933, as amended (“Regulation A”) subsequent to December 31, 2021. Please also refer to “—Properties” below for further details.

Series	Offering Status	Qualification Date	Opening Date	Closing Date	Total Number of Shares Outstanding(1)
Landa Series 303 Kellys Walk	Closed	12/02/2021	12/04/2021	04/27/2022	10,000
Landa Series 3192 Lake Monroe Road	Closed	12/02/2021	12/04/2021	04/22/2022	10,000
Landa Series 45 Robertford Drive	Closed	12/02/2021	12/04/2021	04/22/2022	10,000
Landa Series 4085 Springvale Way	Open	12/02/2021	12/04/2021	-	9,940
Landa Series 126 Wildwood Road	Open	12/02/2021	12/04/2021	-	9,936
Landa Series 2174 Scarbrough Road	Open	12/02/2021	12/04/2021	-	4,278
Landa Series 137 Spring Valley Circle	Open	12/02/2021	12/04/2021	-	3,689
Landa Series 153 Spring Valley Circle	Open	12/02/2021	12/04/2021	-	3,402

(1)	Reflected as of the April 27, 2022.

Properties

Descriptions of the Properties as of December 31, 2021 can be found under “Description of the Properties” of our Offering Circular, which can be found here and is incorporated herein by reference.

Investment Objectives

Our primary investment objectives are to:

●	realize growth in the value of our Property investments;

●	maximize net rental income in each of the Properties; and

●	preserve, protect and return investor capital contribution.

We cannot assure you that we will attain these objectives or that the value of our assets will not decrease.

Investment Strategy

Our investment strategy is to acquire residential properties on an opportunistic basis. We will focus on acquiring owner-occupied homes, which may include newly constructed properties in neighborhoods with growing rental demand, strong rental history and in geographic regions which provide steady real estate asset growth and properties that may need improvements or renovations. We do not intend to acquire properties that were previously operated as rental income properties. We intend to leverage our industry expertise, as well as our proprietary technology, to help streamline our property acquisition process.

We will focus on acquiring market ready properties, which may include existing income-producing properties or newly constructed properties, in neighborhoods with growing rental demand, strong rental history and in geographic regions which provide steady real estate asset growth. Our acquisition strategy does not include major rehabilitation or repurposing of existing structures, or new ground-up development.

Our expected target markets are neighborhoods surrounding metropolitan statistical areas of at least one million (1,000,000) residents, which we estimate having historical capitalization rates ranging from approximately five percent (5%) to ten percent (10%) for single-family homes. In addition, we expect to target cities with growing populations or cities that show strong rental demand.

Governmental Regulation

Each Series’ respective business practices and Properties are subject to regulation by numerous federal, state and local authorities. See the description of certain applicable regulations under “Regulations” of our Offering Circular, which can be found here and is incorporated herein by reference, for a discussion of applicable governmental regulations.

Industry

Residential Housing

Residential housing is the largest real estate asset class in the United States, with approximately 140 million total housing units and a total value of more than $43.4 trillion according to Zillow.com. The single-family rental market has grown in recent years as homeownership rate has declined following the global financial crisis. We believe this decline in homeownership is due to a number of factors. First, mortgage financing for the consumer is now harder to obtain due to conservative mortgage underwriting standards which arose after the global financial crisis. Many Americans have limited credit and do not have the liquidity required to put a down payment on a home. Second, the U.S. is undergoing a demographic shift away from the desire to own a home. Americans are looking for more flexibility and mobility in their housing. Finally, over the recent years, home prices have increased faster than wage growth which has created an affordability problem for potential homeowners. These factors have shifted the landscape in the U.S. housing market over the recent years and have contributed to the rise in the demand for rental housing.

We believe that the increased demand for rental housing has created the institutionalization of single-family investment ownership. Prior to 2012, the single-family rental sector primarily consisted of smaller, non-institutional owners and managers, however, larger institutional investors have emerged in recent years. Despite this growth, it is estimated that institutional owners only represent approximately 375,000 units or 2.5% of all single-family rental units in the United States, according to Institutional Real Estate, Inc. The expansion of institutional owners into this asset class has led to management efficiency and technology development in the industry which has improved the cost to manage a rental home. Operating metrics for institutionally managed single-family rentals are now comparable to traditional multi-family properties as single-family rental properties exhibit similar occupancy levels to multi-family properties with lower turnover rates. In addition, according to the National Association of Realtors, the single-family housing market is the most liquid real estate asset class in the United States, with an average of 5.2 million sales of existing homes per year from 2005 to 2021.

Supply: Historically Low and Favorable Conditions Are Expected to Continue

The housing market in the United States has not kept pace with population growth and household formation resulting in a shortage in supply. We believe that this supply imbalance has led to higher demand for housing across the country which ultimately affects housing prices. Due to this shortage of housing, the median home prices have increased much faster than what the consumer can afford creating an affordability problem for many Americans, exemplified in the home price to income ratio. In 1995, the home price to income ratio was 4.24, meaning the median cost of a single-family home in the U.S. was 4.24x the average median income. As of December 31, 2021, the home price to income ratio was 7.58, according to the Federal Reserve Bank of St. Louis. We believe that the “American Dream” of owning is starting to fade from the psychology of the U.S. consumer due to the hurdles associated with purchasing a home and the limited affordable supply available. This is exemplified by changes in the homeownership over the past 15 years where the homeownership rate across the country decreased in 90% of U.S. metropolitan areas. As of the end of 2021, the homeownership rate was 65% compared to 69% at its all-time high in 2004, according to a report by the U.S. Census Bureau.

We believe that the single-family rental industry is well-positioned to provide Americans, who prefer the lifestyle associated with being in a single-family home, an affordable housing solution.

Demand: Demographic Shifts and Professionally Managed Services

As the hurdles of homeownership continue to grow for the average American, we believe that the demand for rental housing has increased. This shift in demand for rental housing is one of the financial components driven by affordability, however, there is also a demographic shift in the perspective of housing. Delayed household formation, desired mobility, and the illiquidity associated with owning a home are large contributors to the increasing demand for rental housing in the U.S., specifically in the “millennial” population. Millennials, while potentially experiencing higher wage growth compared to previous generations, are also plagued with student debt. According to the Department of Education, as of December 2021, borrowers between ages 24-35 have an average outstanding loan balance of $33,600. This amounts to roughly 8% of the $408,100 median home price in the U.S. Said differently, many millennials have outstanding debt instead of liquidity that could be utilized for a down payment of a home. Millennials are also forming households much later than previous generations, meaning marriage and children are coming later in life. Typically, as these life events happen, the demand for more square footage and transition from apartment living to a single-family household occurs. We believe that the combination of student debt and the delay in household formation amongst the millennial population have contributed to the demand for single-family rental housing.

In addition to these structural hurdles that millennials face with respect to homeownership, we believe that there are psychological and geographic factors that play a part in the demand for rental housing. Psychologically, many millennials do not place as high of a value on homeownership as compared to previous generations. The purchase of a house is typically the largest investment that occurs in an individual’s lifetime and millennials are the generation that witnessed this class of investment depreciate during the financial recession. In addition, many millennials have more mobility due to remote working and improved technology. As commerce, industry and technology improve, fewer Americans will be required to be in an office which may lead to an increase in moving– especially in light of the recent move by many businesses to institute “work from home” policies as a result of the outbreak of COVID-19. The flexibility of being on an annual lease compared to owning a home allows for this optionality and thus, aids to drive demand for single family rentals.

Lastly, we believe demand for single-family rentals will increase as the sophistication of the companies offering housing solutions improves. As of December 2021, single-family rental homes are not uncommon as there are roughly 17.5 million single-family rental homes across the U.S. and the industry has rapidly evolved since the 2008 recession. Since the recession, there has been an influx of institutional capital into the single-family rental space which has changed the general landscape of rental housing. As of December 31, 2021, these institutions only account for approximately less than 3% of the single-family rental industry, according Metlife Investment Management.  We believe they have played a significant role in changing the product. Institutional ownership of single-family rental homes has provided services, technology and convenience to those looking to rent a single-family home and these institutions have been well-positioned to experience the demographic shift away from homeownership. We believe that the institutionalization of the single-family rental industry provides professional management services that make the renting process even easier for many Americans.

We believe that these drivers have impacted the single-family rental industry positively already. Single-family rental demand has increased by 31% in the past 10 years according to the Census American Community Survey, compared to 14% for multifamily properties. Additionally, single-family properties have outperformed multifamily properties with respect to rent growth, vacancies, and rent payment delinquencies. As consumer preferences related to housing evolve, we expect that the demand for single-family rental housing will increase and outpace other housing sectors.

Our Manager

Services Provided

Each Series has entered into a management agreement (each, a “Management Agreement”). Pursuant to the Management Agreement, the Manager, among other things, provides certain property management, consulting, Landa Mobile App hosting and support and legal and accounting services to each Series, as well as provides each Series with a management team and the appropriate support personnel to meet our operational needs. Under the Management Agreement, the Manager’s services include, but are not limited to, identifying properties for potential acquisition, conducting any required due diligence with respect to each property, obtaining property appraisals, coordinating inspections and financing (if needed), negotiating the purchase of the properties, arranging for rental of any properties, undertaking, and providing customized advisory services. In addition, the Manager granted each Series a license to use the Landa Mobile App.

Investment Decisions and Asset Management

Within our investment policies and objectives, the Manager has discretion with respect to the selection of specific investments and the purchase and sale of the Properties. We believe that successful real estate investment requires the implementation of strategies that permit favorable purchases, effective property management and timely disposition of such Properties. As such, the Manager employs a disciplined investment approach that utilizes its experience with a structure that emphasizes thorough market research, stringent underwriting standards and an extensive down-side analysis of the risks of each investment. The approach also includes active management of each Property acquired.

To execute our disciplined investment approach, the Manager takes responsibility for the business plan of each investment. The following practices summarize our investment approach:

●	Local Market Research – The Manager extensively researches the acquisition and underwriting of each transaction, utilizing both real time market data and the transactional knowledge and experience of our network of professionals and in market relationships.

●	Underwriting Discipline – The Manager follows a tightly controlled and managed process to examine all elements of a potential investment, including its location, income-producing capacity, prospects for long-range appreciation, tax considerations and liquidity.

●	Risk Management – Risk management is a fundamental principle in the management of each of the Properties. Operating or performance risks arise at the investment level and often require real estate operating experience to cure. The Manager reviews the operating performance of investments against projections and provides the oversight necessary to detect and resolve issues as they arise.

●	Property Management – Prior to the purchase of a Property, the Manager develops an asset business strategy which is customized based on the acquisition and underwriting data. This is a forecast of the action items to be taken and the capital needed to achieve the anticipated returns. The Manager reviews asset business strategies regularly to anticipate changes or opportunities in the market during a given phase of a real estate cycle.

Investments in Property

Our investment in real estate generally takes the form of holding fee simple title to the Properties.

Our obligation to purchase any Property generally is conditioned upon the delivery and verification of certain documents from the seller or developer, including, where appropriate:

●	plans and specifications;

●	evidence of marketable title subject to such liens and encumbrances as are acceptable to the Manager;

●	auditable financial statements covering recent operations of Properties having operating histories;

●	title and liability insurance policies; and

●	any other documents or materials required in order to evaluate an investment in a property.

In purchasing, leasing and developing Properties, we are subject to risks generally incident to the ownership of real estate.

Investment Process

The Manager has the authority to make all the decisions regarding the Series’ investments consistent with the investment objectives and leverage policies approved by the Manager and subject to the limitations in each Series’ Operating Agreement.

The Manager focuses on the sourcing, acquisition and management of residential properties. The Manager sources investments from former and current financing and investment partners, third-party intermediaries, competitors looking to share risk and investment, and securitization or lending departments of major financial institutions.

In selecting investments, the Manager utilizes its investment and underwriting process, which focuses on ensuring that each prospective investment is being evaluated appropriately. The criteria that the Manager will consider when evaluating prospective opportunities include:

●	macroeconomic conditions that may influence operating performance;

●	real estate market factors that may influence real estate valuations, real estate financing or the economic performance of real estate generally;

●	fundamental analysis of the real estate, including tenant rosters, lease terms, zoning, operating costs and the asset’s overall competitive position in its market;

●	real estate and leasing market conditions affecting the Properties;

●	the cash flow in place and projected to be in place over the expected holding period of the Properties;

●	the appropriateness of estimated costs and timing associated with capital improvements of the Properties;

●	a valuation of the investment, investment basis relative to its value and the ability to liquidate an investment through a sale or refinancing of the Properties;

●	review of third-party reports, including appraisals, engineering and environmental reports;

●	physical inspections of the real estate and analysis of markets; and

●	the overall structure of the investment and rights in the transaction documentation.

The Manager analyzes each potential investment’s risk-return profile and reviews financing sources, if applicable, to ensure that the investment fits within the parameters of financing facilities and to ensure performance of the real estate asset.

Disposition Policies

We intend to hold and manage the Properties we acquire for an indefinite period of time.  If the Manager, acting in its sole discretion, decides to sell a particular property, it will seek to achieve a selling price that maximizes the distributions to investors based on then-current market conditions. We cannot assure you that this objective will be realized.

The determination of when a particular Property should be sold or otherwise disposed of will be made by the Manager, acting in its sole discretion, after consideration of relevant factors, including, but not limited to, prevailing and projected economic conditions, whether the value of the Property is anticipated to appreciate or decline substantially, how any existing leases on a Property may impact the potential sales price, and any other factors that the Manager may deem relevant. Pursuant to the applicable Series’ operating agreement, as well as the Company’s operating agreement, the Manager may determine that it is in the best interests of members to dispose of a Property.

Following the sale of a Property, the Manager will distribute the proceeds of such sale pro-rata to the holders of the Shares of the given Series (after payment of any accrued liabilities or debt on the Property or of the Series at that time).

Operating Expenses

Each Series is responsible for certain expenses related to such Series or the Property held by such Series (hereinafter “Operating Expenses”), including, but not limited to:

●	interest expense under the applicable acquisition note issued by such Series to the Manager (each an “Acquisition Note”) and refinance note (each a “Refinance Note”) to Lending One LLC (“Lending One”);

●	any and all fees, costs and expenses incurred in connection with the management of a Property, including Monthly Management Fees, Home Ownership Association fees, taxes, marketing fees, security and maintenance fees;

●	any and all insurance premiums or expenses, including property insurance in connection with the Series’ Property;

●	any withholding or transfer taxes imposed on the Company or a Series as a result of its or their earnings, investments or withdrawals in connection with the Property;

●	any governmental fees imposed on the capital of the Company or a Series or incurred in connection with compliance with applicable regulatory requirements in connection with the Property;

●	any legal fees and costs (including settlement costs) arising in connection with any disputes with tenants, litigation or regulatory investigation instituted against the Series or a Manager in connection with the affairs of the Series;

●	any fees, costs and expenses of engaging a third-party registrar and transfer agent appointed by the Manager in connection with a Series;

●	any indemnification payments to be made pursuant to the obligations of the Series’ Operating Agreement;

●	the fees and expenses of the Company’s or a Series’ counsel in connection with advice directly relating to the Series’ legal affairs;

●	the costs of any other outside appraisers, inspectors, valuation firms, accountants, attorneys or other experts or consultants engaged by the Manager in connection with the operations of the Series; and

●	any similar expenses that may be determined to be Operating Expenses, as determined by the Manager in its reasonable discretion.

The Manager bears its own expenses of an ordinary nature, including all administrative, operating and personnel costs and expenses, taxes, remuneration and expenses paid to employees and utilities expenditures.

If the Operating Expenses exceed the amount of revenues generated from a Series and cannot be covered by any Reserves of such Series’ Property, the Manager may (a) pay such Operating Expenses and seek reimbursement and/or (b) loan the amount of the Operating Expenses to the applicable Series and be entitled to reimbursement of such amount from future revenues generated by such Series. In the case that the Manager provides a loan to a Series, the Series will be obligated to pay interest no greater than 7% on that loan at a rate to be determined solely by the Manager. See “Description of Our Business—Our Manager — Manager Compensation.”

The Landa Mobile App

The Manager owns and operates a mobile app-based investment platform, which we call the “Landa Mobile App.” Through the Landa Mobile App, investors can:

●	Browse Series’ Offerings and obtain information about a Series and/or Property, including location, property type and projected rental income;

●	Analyze Properties by reviewing neighborhood statistics and comparable properties in the relevant market;

●	Connect a bank account to the Landa Mobile App, transfer funds to their Landa Account and monitor their Landa Account balance;

●	Review the Series Materials for the applicable Series;

●	Transact entirely online, including executing digital legal documentation, funds transfer and ownership recordation; and

●	Manage and track investments through an online portfolio; and receive distributions and regular financial and tax reports.

We intend to offer and sell the Shares in our Offerings exclusively through the Landa Mobile App.

Competition

There is significant competition in the real estate industry, including numerous REITs with property acquisition objectives similar to the Series. In addition, we face competition primarily from other real estate investment platform companies such as Roofstock, Inc., Fundrise LLC, Arrived Homes, LLC and Compound Projects, LLC, as well as a range of emerging new companies providing real estate investment products and services. Although we believe that we are well positioned to compete effectively in each facet of our business, there is enormous competition in our market sector and there can be no assurance that we will compete effectively or that we will not encounter increased competition in the future that could limit our ability to conduct our business effectively.

Employees

We do not have any employees and are externally managed by the Manager. Currently, no Series has employees and we do not expect that any Series will have any employees. Employees of the Manager will provide all operational, administrative, and managerial services to the Company and each Series.

Legal Proceedings

There are no legal proceedings material to our business or financial condition pending and, to the best of our knowledge, there are no such legal proceedings contemplated or threatened.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” contained in our Offering Circular, which can be found here and is incorporated herein by reference, as the same may be updated from time to time by our future filings under Regulation A. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this report. As noted in the independent auditor’s report, the audit of our financial statements was conducted for the purpose of forming an opinion on the consolidated financial statements as a whole. The series-level consolidating supplemental information is presented for purposes of additional analysis of the consolidated financial statements rather than to present the financial position, results of operations and cash flows of the individual series. The following discussion contains series-level detail that has not been audited. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Overview

Since their formation in 2021, each Series has been engaged primarily in acquiring its underlying Property from Landa Properties financed initially through promissory notes issued to the Manager and developing the financial, offering and other materials to begin offering membership interests, or “Shares,” in such Series through the Landa Mobile App. See the Offering Circular under the headings “Description of the Properties” and “Use of Proceeds”, which can be found here and here, respectively, and are incorporated herein by reference, for a description of each of the Properties and information about their acquisition and financing.

We are a development-stage company, since we are devoting substantially all our efforts to establishing and maintaining our business and planned principal operations have only recently commenced. As such, the reported financial information herein will likely not be indicative of future operating results or operating conditions. Because of our corporate structure, we are in large part reliant on the Manager and its employees to grow and support our business. There are a number of key factors that will have large potential impacts on our operating results going forward, including, but not limited to, the Manager’s ability to:

●	continue to identify and acquire high quality, attractive Properties at competitive prices to securitize on the Landa Mobile App;

●	market the Landa Mobile App and the Offerings in individual Series and attract investors to the Landa Mobile App;

●	continue to develop the Landa Mobile App and provide the information and technology infrastructure to support the issuance of interests; and

●	continue to build our existing infrastructure to manage the Properties at a decreasing marginal cost per Property.

Each Series was organized in July 2021 and acquired title to its underlying Property from Landa Properties LLC (“Landa Properties”) on December 8, 2021.

Each Series commenced operations on December 8, 2021 (Inception).

Recent Developments

On April 18, 2022, each of the following Series amended its Acquisition Note to reduce the principal amount payable on such Acquisition Note, as set forth below.

Series	Amended Principal Amount
Landa Series 2174 Scarbrough Road	$183,204
Landa Series 137 Spring Valley Circle	$176,953
Landa Series 4085 Springvale Way	$245,767

Impact of Coronavirus Pandemic

The international spread of COVID-19 was declared a global pandemic by the World Health Organization on March 11, 2020. The extent to which this pandemic could continue to affect our financial condition, liquidity, and results of operations is difficult to predict and depends on evolving factors, including, but not limited to, duration, scope, government actions, and other social responses. Beginning in March 2020, many states in the U.S., including Georgia, where our current Properties are located, implemented stay-at-home and shutdown orders for all “non-essential” business and activity in an aggressive effort to mitigate the spread of COVID-19. These orders have continued to evolve resulting in a full or partial lifting of these restrictions at various points over the past two years. Vaccinations for the COVID-19 virus have been widely distributed among the general U.S. population which has resulted in a loosening of previously mandated restrictions. However, the potential emergence of vaccine-resistant variants of COVID-19 could trigger restrictions to be put back in place. Such restrictions may include mandatory business shut-downs, reduced business operations and social distancing requirements.

The pandemic’s duration and severity and the extent of the adverse health impact on the general population and on the local population where our Properties are and will be located are unknown. These, among other items, will likely impact the economy, the unemployment rate and our operations and could materially affect our future consolidated results of operations, financial condition, liquidity, investments and overall performance. In addition, our business may be affected by our ability to hire and/or maintain adequate staffing and disruption in the supply chain for building, construction and related goods and materials. For more information, please see the section entitled “Risk Factors – The COVID-19 pandemic may adversely affect our business” of our Offering Circular, which is incorporated herein by reference.

Results of Operations

The following table sets forth key components of our results of operations during the initial period of December 8, 2021 (Commencement of Operations) through December 31, 2021 (the “Initial Period”)

Category	For the initial period December 8, 2021 (Commencement of Operations) to December 31, 2021
Rental Income	$9,563
Management Fee	775
Homeowners Association Fee	39
Insurance Expense	324
Real Estate Tax Expense	1,255
Depreciation Expense	4,275
Interest Expense	3,380
Net Income/(Loss) before Income Taxes	(485)
Provision for Taxes	49
Net Loss	$(534)

Revenues

Revenues are generated at the Series level. Each Series generates revenue through rental income earned from its underlying Property. Our total revenue for all Series in the aggregate was $9,563 for the Initial Period.

Operating Expenses

The Operating Expenses incurred by each Series prior to such Series acquiring title to its underlying Property from Landa Properties are paid by the Manager. For more information about the operating expenses of the Series and the Properties, please see “Description of our Business – Operating Expenses” of our Offering Circular, which can be found here and is incorporated herein by reference.

Each Series is responsible for its own Operating Expenses once it acquires title to its underlying Property.

For the Initial Period, the Series incurred a total aggregate of $10,048 in Operating Expenses (calculated on a combined basis).

The following table summarizes the Operating Expenses by category:

Operating Expenses	For the initial period December 8, 2021 (Commencement of Operations) to December 31, 2021
Management Fee	$775
Homeowners Association Fee	39
Insurance Expense	324
Real Estate Tax Expense	1,255
Depreciation Expense	4,275
Interest Expense	3,380
Total Operating Expenses	$10,048

The following table summarizes the Operating Expenses for each Series:

Series	Operating Expenses
Landa Series 2174 Scarbrough Road	$1,091
Landa Series 153 Spring Valley Circle	1,247
Landa Series 126 Wildwood Road	1,177
Landa Series 137 Spring Valley Circle	1,177
Landa Series 3192 Lake Monroe Road	1,014
Landa Series 45 Robertford Drive	1,616
Landa Series 303 Kellys Walk	1,196
Landa Series 4085 Springvale Way	1,530
Total Operating Expenses	$10,048

Net Income/ (Loss)

As a result of the cumulative effect of the foregoing factors, we generated aggregate net losses of $534 for the Initial Period. The following table summarizes net income/(loss) for each Series:

Series	For the initial period December 8, 2021 (Commencement of Operations) to December 31, 2021
Landa Series 2174 Scarbrough Road	$(193)
Landa Series 153 Spring Valley Circle	(124)
Landa Series 126 Wildwood Road	(93)
Landa Series 137 Spring Valley Circle	(270)
Landa Series 3192 Lake Monroe Road	9
Landa Series 45 Robertford Drive	7
Landa Series 303 Kellys Walk	119
Landa Series 4085 Springvale Way	11
Net Loss	$(534)

Liquidity and Capital Resources

Neither the Company nor any Series had commenced its operations prior to the qualification of the Offering Statement and the transfer of title of each of the Properties from Landa Properties to the applicable Series. Once a Series commences its planned principal operations, it will incur significant additional expenses. Until such time as a Series has the capacity to generate cash flows from operations, it may seek additional capital, including from the Manager.

Cash Balances

As of December 31, 2021, the Company itself had no cash or cash equivalents on hand. Cash is held at the Series level. On a total consolidated basis, as of December 31, 2021, the Series in the aggregate had $99,986 on hand. The following table summarizes the cash and cash equivalents by Series:

Series	Cash and Cash Equivalents
Landa Series 2174 Scarbrough Road	$7,421
Landa Series 153 Spring Valley Circle	8,482
Landa Series 126 Wildwood Road	10,530
Landa Series 137 Spring Valley Circle	7,691
Landa Series 3192 Lake Monroe Road	15,983
Landa Series 45 Robertford Drive	20,587
Landa Series 303 Kellys Walk	12,889
Landa Series 4085 Springvale Way	16,403
Total Cash	$99,986

Loans

Acquisition Notes

Each Series financed 100% of the costs associated with the acquisition of its Property, including an acquisition fee and expenses associated with sourcing its Property, with an Acquisition Note issued by such Series to the Manager, the terms of which are listed in the table below. Each of these Acquisition Notes represents a related-party loan between each respective Series and the Manager. The Acquisition Notes are interest-bearing and are an unsecured obligation of the applicable Series.

Loan	Series	Principal Amount(1)	Annual Interest Rate	Loan Date(2)	Current Outstanding Amount(3)
1	Landa Series 2174 Scarbrough Road(4)	$183,204	4.50%	07/28/2021	$51,929
2	Landa Series 153 Spring Valley Circle	$201,557	4.50%	07/28/2021	$73,875
3	Landa Series 126 Wildwood Road	$185,571	4.50%	07/28/2021	$59,356
4	Landa Series 137 Spring Valley Circle(4)	$176,953	4.50%	07/28/2021	$60,635
5	Landa Series 3192 Lake Monroe Road	$168,518	4.50%	07/28/2021	$49,656
6	Landa Series 45 Robertford Drive	$273,675	4.50%	07/28/2021	$81,680
7	Landa Series 303 Kellys Walk	$237,426	4.50%	09/07/2021	$48,569
8	Landa Series 4085 Springvale Way(4)	$245,767	4.50%	07/01/2021	$87,252

(1)	The principal amount is due and payable by the Series within 30 days after demand by the Manager, as lender, at any time prior to the liquidation, dissolution or winding up of the Series.
(2)	Each Acquisition Note was entered into on the date set forth in the table above. Interest began to accrue on the Acquisition Notes when title to the Property was transferred to the Series.
(3)	The Current Outstanding Amount as of December 31, 2021.
(4)	On April 18, 2022, this Series amended its Acquisition Note to reduce the principal amount payable on such Acquisition Note. See Note 6 to the Financial Statements.

Refinance Notes

Each Series previously issued a Refinance Note to Lending One, the terms of which are listed in the table below. Each Refinance Note is secured by the Property underlying the respective Series. Each Series paid down, or otherwise discharged, a portion of the outstanding balance of its Acquisition Note with the Refinance Note. Each Refinance Note is secured by the Property underlying the respective Series.

Loan	Series	Principal Amount	Annual Interest Rate	Loan Date	Maturity Date	Monthly Payment Amount
1	Landa Series 2174 Scarbrough Road	$116,250	4.80%	12/08/2021	*	$465.00
2	Landa Series 153 Spring Valley Circle	$122,250	4.80%	12/08/2021	*	$489.00
3	Landa Series 126 Wildwood Road	$116,250	4.80%	12/08/2021	*	$465.00
4	Landa Series 137 Spring Valley Circle	$108,750	4.80%	12/08/2021	*	$435.00
5	Landa Series 3192 Lake Monroe Road	$122,500	4.80%	12/08/2021	*	$490.00
6	Landa Series 45 Robertford Drive	$180,750	4.80%	12/08/2021	*	$723.00
7	Landa Series 303 Kellys Walk	$157,500	4.80%	12/08/2021	*	$630.00
8	Landa Series 4085 Springvale Way	$132,080	4.80%	12/08/2021	*	$528.32

*	The earlier of (i) January 1, 2027 and (ii) the date on which the unpaid principal balance on the Refinance Note becomes due and payable by acceleration or otherwise or the exercise of any of Lending One’s rights or remedies.

Plan of Operations

We plan to launch an as of yet undetermined number of additional Series and related offerings in the next twelve (12) months with properties that we acquire from our affiliates, including Landa Properties. The proceeds from any additional offerings closed during the next twelve (12) months will be used for, among other things, the acquisition of properties by the Series conducting the offerings. No investor in any Series will, by virtue of its interest in such Series, including its underlying Property, have any interest in, or rights to acquire an interest in, any other Series.

While each Series intends to hold its Property indefinitely, as each Property reaches what the Manager believes to be its optimum value, the Manager may consider disposing of such Property. Please see “Business – Our Manager – Disposition Policies” for more information about our disposition policy with respect to the Properties.

We expect that the rental income earned from each Series’ Property will satisfy each Series’ cash requirements. Each Series we may seek additional capital in the form of debt financing from other financing sources to satisfy any additional cash requirements, including a related-party loan between each Series and the Manager.

Off-Balance Sheet Arrangements

Neither the Company nor any of the Series had during the periods presented, and does not currently have, any off-balance sheet arrangements.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with GAAP requires the Manager to make assumptions, estimates and judgments that affect the amounts reported, including the notes thereto, and related disclosures of commitments and contingencies, if any. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operations. Critical accounting policies are those that are most important to the portrayal of our financial condition and results of operations and require management’s difficult, subjective or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. We believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements.

Revenue Recognition

The Company adopted ASU 2014-09, Revenue from Contracts with Customers, and its related amendments, effective December 8, 2021.

We determine revenue recognition through the following steps:

●	identification of a contract with a customer;

●	identification of the performance obligations in the contract;

●	determination of the transaction price;

●	allocation of the transaction price to the performance obligations in the contract; and

●	recognition of revenue when or as the performance obligations are satisfied.

Operating Expenses

If the Operating Expenses exceed the amount of revenues generated from a Series and cannot be covered by any Reserves of such Series, the Manager may (a) pay such Operating Expenses and seek reimbursement and/or (b) loan the amount of the Operating Expenses to the applicable Series and be entitled to reimbursement of such amount from future revenues generated by such Series. In the case that the Manager provides a loan to a Series, the Series will be obligated to pay interest on that loan at a rate to be determined solely by the Manager, but which will be no greater than 7%.

Fees to the Manager

Monthly Management Fee: Each Series pays the Manager a monthly management fee ranging from five percent (5%) to ten percent (10%) of Gross Monthly Rent for each Property.

Acquisition Fee: The Acquisition Notes issued by each Series to the Manager in connection with the acquisition of its Property included amounts attributable to an acquisition fee due to the Manager ranging from five percent (5%) to ten percent (10%) of the purchase price of the Property.

Property Diligence Expenses: The Acquisition Notes issued by each Series to the Manager in connection with the acquisition of its Property included amounts attributable to any and all fees, costs and expenses incurred in connection with the evaluation, discovery, and investigation of such Property incurred prior to such acquisition, including legal fees associated with the title insurance, appraisal costs and inspection costs, and any other expenses associated with the acquisition of a Property.

Brokerage Fee: The broker of record for each Offering is expected to receive a brokerage fee equal to 1% of the amount raised from investors through each Series’ Offering. We comply with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of a Series’ Offering, offering costs are capitalized. The deferred offering costs are charged to members’ equity upon the completion of an Offering or to expense if the Offering is not completed.

Administrative Costs: In accordance with FASB ASC 720, administrative costs, including accounting fees and legal fees, are expensed as incurred. See “Item 1. Business—Operating Expenses” for additional information.

For more information about the fees payable to the Manager, please see “Description of our Business—Our Manager—Manager Compensation” of our Offering Circular, which can be found here and is incorporated herein by reference.

Fair Value of Financial Instruments

FASB guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Recently Issued Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We adopted this new standard upon formation in October 2019. The adoption of this standard did not have a material impact on our financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

We do not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

Item 3. Directors and Officers

Directors, Executive Officers and Significant Employees of the Company

Neither the Company, nor any Series, has any directors, executive officers, or employees, and we do not expect the Company or any Series to appoint or hire any directors, executive officers, or employees.

Directors, Executive Officers and Significant Employees of the Manager

The following individuals constitute the members of the board of directors (the “Board”), executive management and significant employees of the Manager:

Name	Position	Age	Term of Office
Directors and Executive Officers:
Yishai Cohen	Chairman, Chief Executive Officer and President	26	Since September 2019
Amit Assaraf	Chief Technology Officer, Director	25	Since September 2019

Non-Employee Directors:
Arnon Dinur	Director	50	Since September 2019
Gigi Levy-Weiss	Director	50	Since September 2019
Yaniv Sarig	Director	43	Since September 2019

There are no family relationships between any director, executive officer or significant employee of the Manager.

Directors and Executive Officers

Yishai Cohen, Chairman, Chief Executive Officer and President. Mr. Cohen is the co-founder of Landa Holdings, Inc. and has served as its President and Chairman of the Board since September 2019, and its Chief Executive Officer since April 2020. Prior to founding Landa Holdings, Inc., Mr. Cohen was the founder of SmartBus, an Israeli-based business-to-business transportation platform, which was acquired in 2016. Mr. Cohen has extensive experience in internet and mobile products, marketplaces and technology.

Amit Assaraf, Chief Technology Officer and Director. Mr. Assaraf is the co-founder of Landa Holdings, Inc. and has served as its Chief Technology Officer and member of the Board of Landa Holdings, Inc. since September 2019. Mr. Assaraf has over 10 years of experience in software engineering and system architecture, specializes in consumer products and cyber security. Prior to co-founding Landa Holdings, Inc., Mr. Assaraf served as a technical lead of several high-tech companies, including Landbridge Ltd., Helpi Ltd., Genesis Labs Ltd., and CityPark Ltd. Mr. Assaraf is a graduate of the Elite Intelligence Unit 8200 of the Israeli Defense Forces.

Non-Employee Directors

Arnon Dinur, Director. Mr. Dinur has served as a member of the Board of Landa Holdings, Inc. since September 2019. Mr. Dinur is a partner at 83North, and serves also as a director at Applicaster Ltd., Beach Bum Ltd., Lendbuzz, Inc., Marqeta, Inc., Mixtiles Ltd., EX.CO Ltd., Podimo ApS, Snappy App, Inc., Stuff That Works Ltd., Superplay Ltd., Terrascope Limited (Fatmap) and VIA Transportation, Inc. He also serves as a board observer at Bluevine Capital Inc. and Wolt Enterprises Oy. Mr. Dinur is also a board member at Lobby99, a non-profit organization. Mr. Dinur holds a LL.B. in Law and a BA in accounting from Tel Aviv University, and an MBA from the University of Texas at Austin.

Gigi Levy-Weiss, Director. Mr. Levy-Weiss has served as a member of the Board of Landa Holdings, Inc. since September 2019. Mr. Levy-Weiss is the founding partner of NFX, a $275 million leading seed venture firm. Prior to NFX, Gigi served as the CEO of 888 Holdings, PLC (LSE: 888.L). Mr. Levy-Weiss previously founded, and assumed senior positions at, a number of startups including Playtika and Inception, and has been an investor in companies such as Kenshoo, Moon Active, Plarium, MyHeritage, Optimove, Selina, Houseparty, R2Net, SimilarWeb, NanoRep, Replay Technology, and SpaceApe. Mr. Levy-Weiss currently serves on the Supervisory Board of Bertelsmann SE & Co. KGaA and on the Client Advisory Council of Facebook. In addition, Mr. Levy-Weiss is a member of the board of directors of the Middle East Entrepreneurs of Tomorrow and is a member of the advisory board of the Technology Management, Innovation and Entrepreneurship MBA at Tel Aviv University. Mr. Levy-Weiss served as a pilot in the Israeli Air Force and holds an MBA from the Kellogg School of Management at Northwestern University.

Yaniv Sarig, Director. Mr. Sarig has served as a member of the Board of Landa Holdings, Inc. since September 2019. Mr. Sarig is a co-founder, director and President and Chief Executive Officer of Mohawk Group, Inc. Prior to co-founding Mohawk, Mr. Sarig led the Financial Services Engineering department at Coverity, a leading software startup providing code quality and security solutions for top financial institutions and hedge funds in New York including NYSE, Nasdaq, JPMC and Barclays, from April 2012 to April 2014. Before joining Coverity, Mr. Sarig held lead technical roles at Bloomberg from October 2011 to April 2012 and EPIQ Systems, Inc. (Nasdaq: EPIQ), a legal process outsourcing company, from February 2006 to October 2011. Prior to moving to New York City, Mr. Sarig lived in Israel where he held various software engineering roles at startups from various industries including companies involved in digital printing solutions and military navigation systems. Mr. Sarig served in the IDF Special Forces where he obtained the rank of Sergeant First Class and holds a BS in Computer Science from Touro College.

Compensation of Executive Officers

Neither the Company, nor any Series has any executive officers or employees, nor do the Company or any Series currently intend to hire any executive officers or employees who will be compensated directly by us. Each of the executive officers of our Manager manages our day-to-day affairs; oversees the review, selection and recommendation of investment opportunities; services acquired investments; and monitors the performance of these investments to ensure that they are consistent with our investment objectives. Each of these individuals receives compensation for his or her services, including services performed for us on behalf of our Manager, from our manager. Although each Series indirectly bears some of the costs of the compensation paid to these individuals, through the monthly management fee that each Series pays to the Manager, we do not intend to pay any compensation directly to these individuals.

Compensation of our Manager

For information regarding the compensation of our Manager, please see “Description of our Business – Manager Compensation” in our Offering Circular, which can be found here and is incorporated herein by reference.

Item 4. Security Ownership of Management and Certain Securityholders

The Company and each Series are managed by the Manager and do not have directors or executive officers. The Manager is the sole member of the Company and neither the Manager nor any of its directors or executive officers own Shares in any of the Series.

Item 5. Interest of Management and Others in Certain Transactions Other Information

We are subject to various conflicts of interest arising out of our relationship with the Manager and its affiliates.

Please see “Interest of Management and Others in Certain Transactions Other Information” in our Offering Circular, which can be found here and is incorporated herein by reference.

Transactions

Property Acquisitions

Each Series previously issued an Acquisition Note to the Manager in connection with the acquisition of its property.

The acquisitions of the Properties by the Series were not, or will not be, arm’s length transactions. Each Series treated, or will treat, its acquisition as a transaction between entities under common control per Accounting Standards Codification (“ASC”) 805-50 and recorded, or will record, the transaction at its carryover basis.

Nevertheless, Landa Properties acquired each Property for either the same purchase price that each Series paid for such Property or the most recent appraisal value or broker price opinion, as applicable, for such Property.

For more information on the purchase prices of the Properties, please see “Use of Proceeds” of our Offering Circular, which can be found here and is incorporated herein by reference.

Loans

Each Series financed 100% of the costs associated with the acquisition of its Property, including an acquisition fee and expenses associated with sourcing its Property, with an Acquisition Note issued by such Series to the Manager. See Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Loans for information related to the Loans.

Our Affiliates’ Interests

General

The Manager also serves as manager to Landa App LLC, a Delaware series limited liability company also formed for the purpose of offering a unique investment opportunity for eligible investors to benefit from the performance of curated and fully managed rental real estate properties. Each series of Landa App LLC is similarly managed by the Manager. The Manager may also manage other affiliate companies in the future.

The executive officers of the Manager will also manage operations for each Series. These persons will have legal obligations with respect to those entities that are similar to their obligations to the Company. In the future, however, these persons and other affiliates of the Manager may organize other real estate-related programs and acquire for their own accounts real estate properties that may be suitable for us.

In addition, each of the Manager’s executive officers will also provide executive and management services to other affiliated entities. As a result, they will owe duties to each of these entities, their holders, members and partners. These duties may from time-to-time conflict with the duties that they owe to the Company and each Series. These persons will also have conflicts of interest with respect to our agreements and arrangements with the Manager and other affiliates of the Manager, which were not negotiated at arm’s length, and their terms may not have been as favorable to us as if they had been negotiated at arm’s length with an unaffiliated third party. Except as provided in the Master Agreement or the applicable Management Agreement, the Manager is not required to make available any particular individual personnel to us or any Series.

The Manager’s executive officers will not be required to devote a specific amount of time to our affairs. As a result, we cannot provide any assurances regarding the amount of time the Manager will dedicate to the management of our business. Accordingly, we may compete with the Manager and any of its current and future programs, funds, vehicles, managed accounts, ventures or other entities owned and/or managed by the Manager or one of its affiliates, including the Manager, which we refer to collectively as the Manager-sponsored vehicles, for the time and attention of these officers in connection with our business. We may not receive the level of support and assistance that we might otherwise receive if we were internally managed.

For more information related to the risks associated with the Manager’s management of our affiliates who operate competing businesses, please see the section entitled “Risk Factors—Risk Related to the Company and the Manager–The Manager may have a conflict of interest as it manages multiple Series, the Company, and an affiliate company of ours that leases residential properties and has a financial interest in certain agreements of the Series, any of which could result in the Manager not acting in the best interest of a particular Series” of our Offering Circular, which can be found here and is incorporated herein by reference.

Payment of Certain Fees and Expenses of the Manager

Each Series pays or reimburses the Manager for fees and expenses incurred by the Manager in connection with its management of the Series and the Properties, including, but not limited to, any ongoing expense of the Series or the Property that is paid by the Manager, expenses in connection with the special servicing of the non-performing Properties and the liquidation of the Properties, and, if applicable, interest payments on related-party loans for operations, issued by the Manager to a Series. These fees and expenses payable by the Series to the Manager and its affiliates were not determined on an arm’s length basis.

Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Other Fees to the Manager” for more information about the fees and expenses payable to the Manager. See also “Interest of Management and Others in Certain Transactions Other Information” in our Offering Circular, which can be found here and is incorporated herein by reference.

Item 6. Other Information

None.

Item 7. Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Manager and Members of

Landa App 2 LLC

Opinion on the Financial Statements

We have audited the accompanying combined balance sheets of Landa App 2 LLC in total and for each series of the Landa App 2 Series Group (“Series”) (collectively the “Company”) as of December 31, 2021, the related combined statements of operations, changes in members’ equity and cash flows for the period June 15, 2021 (inception) to December 31, 2021 in total and for each Series, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the period June 15, 2021 (inception) to December 31, 2021 in total and for each Series, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying combined financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1, Landa App 2 LLC has not commenced planned principal operations and has not generated revenues or profits from inception. Once Landa App 2 LLC commences its planned principal operations it will incur significant additional expenses and be dependent upon additional capital resources. In addition, each Series commenced operations and has incurred losses and is dependent upon additional capital resources. These conditions raise substantial doubt about Landa App 2 LLC and each Series’ ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Marcum llp

Marcum llp

We have served as the Company’s auditor since 2021.

New York, NY

April 27, 2022

LANDA APP 2 LLC (LANDA APP 2)

LANDA APP 2 SERIES GROUP (SERIES)

COMBINED BALANCE SHEET

AS OF DECEMBER 31, 2021

Assets

Cash & restricted cash	$99,986
Escrow	3,482
Due from Landa Holdings Inc.	45,170
Investments in single-family residential properties, net of depreciation	1,551,541

Total Assets	$1,700,179
Liabilities
Other Current Liabilities	$48
Due to Related Party	512,932
Mortgage Payable	1,056,330
Due to Landa Holdings, Inc.	45,170
Security deposit	12,804
Total Liabilities	1,627,284

Members’ equity	72,895

Total Liabilities and Members’ Equity	$1,700,179

See accompanying notes which are an integral part of these combined financial statements

LANDA APP 2 LLC (LANDA APP 2)

LANDA APP 2 SERIES GROUP (SERIES)

COMBINED STATEMENT OF OPERATIONS

FOR THE PERIOD JUNE 15, 2021 (INCEPTION) TO DECEMBER 31, 2021

Rental income	$9,563

Expenses
Management fee	775
Homeowners’ Association fee	39
Insurance expense	324
Real estate taxes	1,255
Depreciation expense	4,275
Interest expense	3,380
Total expenses	10,048

Income before provision for income taxes	$(485)
-
Provision for Income Taxes	49

Net Loss	$(534)

See accompanying notes which are an integral part of these combined financial statements

LANDA APP 2 LLC (LANDA APP 2)

LANDA APP 2 SERIES GROUP (SERIES)

COMBINED STATEMENT OF MEMBERS’ EQUITY

AS OF DECEMBER 31, 2021

Opening Balance December 8, 2021	$-

Proceeds from sales of membership interests	73,429

Net loss for the period ended December 31, 2021	(534)

Members’ equity as of December 31, 2021	$72,895

See accompanying notes which are an integral part of these combined financial statements

LANDA APP 2 LLC (LANDA APP 2)

LANDA APP 2 SERIES GROUP (SERIES)

STATEMENT OF CASH FLOWS

FOR THE PERIOD JUNE 15, 2021 (INCEPTION) TO DECEMBER 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(534)
Adjustments to reconcile net loss to net cash
Used in operating activities --
Depreciation expense	4,275
Changes in assets and liabilities--
Increase in escrow	(3,482)
Increase in investments in single-family homes	(1,555,816)
Increase in other current liabilities	50
Increase in accrued liabilities	12,804

Net cash used in operating activities	(1,542,703)

CASH FLOWS FROM INVESTING ACTIVITIES:

Increase in due to / (from) other	512,931

Net cash provided by investing activities	512,931

CASH FLOWS FROM FINANCING ACTIVITIES:
Contributions from members	73,428
Proceeds from Mortgages	1,056,330

Net cash provided by used in financing activities.	$1,129,758

NET INCREASE (DECREASE) IN CASH	$99,986

CASH BALANCE - BEGINNING OF PERIOD	-

CASH BALANCE - END OF PERIOD	$99.986

See accompanying notes which are an integral part of these combined financial statements

LANDA APP 2 LLC (LANDA APP 2)

LANDA APP 2 SERIES GROUP (SERIES)

COMBINING BALANCE SHEET

AS OF DECEMBER 31, 2021

	Landa App 2 LLC	Landa Series 126 Wildwood Road	Landa Series 137 Spring Valley Circle	Landa Series 153 Spring Valley Circle	Landa Series 2174 Scarbrough Road
Assets
Cash & restricted cash	$-	$10,530	$7,691	$8,482	$7,421
Escrow	-	521	535	535	385
Due from Landa Holdings, Inc.	-	-	-	6,000	-
Investments in single-family residential properties, net of depreciation	-	172,343	181,045	187,671	172,001

Total Assets	$-	$183,394	$189,271	$202,688	$179,807

Liabilities
Other current liabilities	$-	$-	$-	$-	$-
Security deposit	-	1,400	1,325	1,450	1,160
Due to related party	-	59,356	60,635	73,857	51,930
Mortgage payable	-	116,250	108,750	122,250	116,250
Due to Landa Holdings, Inc.	-	-	13,750	-	6,000
Total Liabilities	-	177,006	184,460	197,557	175,340

Members’ equity	-	6,388	4,811	5,131	4,467

Total Liabilities and Members’ Equity	$-	$183,394	$189,271	$202,688	$179,807

See accompanying notes which are an integral part of these combined financial statements

LANDA APP 2 LLC (LANDA APP 2)

LANDA APP 2 SERIES GROUP (SERIES)

COMBINING BALANCE SHEET

AS OF DECEMBER 31, 2021

	Landa Series 303 Kellys Walk	Landa Series 3192 Lake Monroe Road	Landa Series 4085 Springvale Way	Landa Series 45 Robertford Drive	Total Combining Balance Sheet
Assets
Cash & Restricted Cash	$12,889	$15,983	$16,403	$20,587	$99,986
Escrow	206	247	619	434	3,482
Due from Landa Holdings Inc.	25,420	13,750	-	-	45,170
Investments in single-family residential properties, net of depreciation	179,032	157,086	242,222	260,141	1,551,541

Total Assets	$217,547	$187,066	$259,244	$281,162	$1,700,179

Liabilites
Other current Liabilities	$39	$3	$4	$2	$48
Security deposit	2,050	1,325	1,995	2,099	12,804
Due to related party	48,568	49,655	87,251	81,680	512,932
Mortgage payable	157,500	122,500	132,080	180,750	1,056,330
Due to Landa Holdings Inc.	-	-	25,420	-	45,170
Total Liabilities	208,157	173,483	246,750	264,531	1,627,284

Members’ equity	9,390	13,583	12,494	16,631	72,895

Total Liabilities and Members’ Equity	$217,547	$187,066	$259,244	$281,162	$1,700,179

See accompanying notes which are an integral part of these combined financial statements

LANDA APP 2 LLC (LANDA APP 2)

LANDA APP 2 SERIES GROUP (SERIES)

COMBINING STATEMENT OF OPERATIONS

FOR THE PERIOD JUNE 15, 2021 (INCEPTION) TO DECEMBER 31, 2021

	Landa App 2 LLC	Landa Series 126 Wildwood Road	Landa Series 137 Spring Valley Circle	Landa Series 153 Spring Valley Circle	Landa Series 2174 Scarbrough Road
Rental income	$-	$1,084	$907	$1,123	$898

Expenses
Management fee	-	87	82	90	72
Homeowners Association fee	-	-	-	-	-
Insurance expense	-	36	39	37	38
Real estate taxes	-	207	209	212	135
Depreciation expense	-	475	499	517	474
Interest expense	-	372	348	391	372
Total expenses	-	1,177	1,177	1,247	1,091

Provision for taxes	-	-	-	-	-

Net Income (Loss)	$-	$(93)	$(270)	$(124)	$(193)

See accompanying notes which are an integral part of these combined financial statements

LANDA APP 2 LLC (LANDA APP 2)

LANDA APP 2 SERIES GROUP (SERIES)

COMBINING STATEMENT OF OPERATIONS

FOR THE PERIOD JUNE 15, 2021 (INCEPTION) TO DECEMBER 31, 2021

	Landa Series 303 Kellys Walk	Landa Series 3192 Lake Monroe Road	Landa Series 4085 Springvale Way	Landa Series 45 Robertford Drive	Totals
Rental income	$1,355	1,026	$1,545	$1,625	$9,563

Expenses
Management fee	108	82	124	130	775
Homeowners Association Fee	10	-	29	-	39
Insurance expense	45	34	45	50	324
Real estate taxes	35	73	242	142	1,255
Depreciation expense	494	433	667	716	4,275
Interest expense	504	392	423	578	3,380
Total expenses	1,196	1,014	1,530	1,616	10,048

Provision for Taxes	40	3	4	2	49

Net Income (Loss)	$119	$9	$11	$7	$(534)

See accompanying notes which are an integral part of these combined financial statements

LANDA APP 2 LLC (LANDA APP 2)

LANDA APP 2 SERIES GROUP (SERIES)

COMBINING STATEMENT OF MEMBERS’ EQUITY

AS OF DECEMBER 31, 2021

	Landa App 2 LLC	Landa Series 126 Wildwood Road	Landa Series 137 Spring Valley Circle	Landa Series 153 Spring Valley Circle	Landa Series 2174 Scarbrough Road

Opening Balance December 8, 2021	$-	$-	$-	$-	$-

Proceeds from sales of membership interests	-	6,481	5,081	5,255	4,660

Net income (loss) for the period ended December 31, 2021	-	(93)	(270)	(124)	(193)

Members’ equity as of December 31, 2021	$-	$6,388	$4,811	$5,131	$4,467

See accompanying notes which are an integral part of these combined financial statements

LANDA APP 2 LLC (LANDA APP 2)

LANDA APP 2 SERIES GROUP (SERIES)

COMBINING STATEMENT OF MEMBERS’ EQUITY

AS OF DECEMBER 31, 2021

	Landa Series 303 Kellys Walk	Landa Series 3192 Lake Monroe Road	Landa Series 4085 Springvale Way	Landa Series 45 Robertford Drive	Total Combining Members’ Equity

Opening Balance December 8, 2021	$-	$-	$-	$-	$-

Proceeds from sales of membership interests	9,271	13,574	12,483	16,624	73,429

Net income (loss) for the period ended December 31, 2021	119	9	11	7	(534)

Members’ equity as of December 31, 2021	$9,390	$13,583	$12,494	$16,631	$72,895

See accompanying notes which are an integral part of these combined financial statements

LANDA APP 2 LLC

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

1. ORGANIZATION, NATURE OF ACTIVITIES AND GOING CONCERN

Landa App 2 LLC (“we,” “us,” “our,” or the “Company”) is currently a Delaware series limited liability company organized in June 2021. The Company is a wholly owned subsidiary of Landa Holdings, Inc. and currently operates under an operating arrangement with Landa Holdings, Inc. (the “Manager”). The Manager serves as the asset manager for the real estate properties owned by the Company and each underlying Series (as defined below).

The Company was formed to engage in the business of acquiring, managing and renting residential properties (each a “Property,” and together the “Properties”). The Company is expected to create, separate series of interests (each a “Series”), that each Property will be owned by a separate Series and that the assets and liabilities of each Series will be separate in accordance with Delaware law. Investors acquire membership interest, or shares, in each Series and will be entitled to share in the return of that particular Series but will not be entitled to share in the return of any other Series. The Company intends to treat each Series as a separate entity for U.S. federal income tax purposes and will elect to be treated as a corporation.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations and has not generated revenues or profits since inception. The Company’s ability to continue as a going concern for the next twelve months is dependent upon, among other things, the Company’s ability to successfully implement its business model, raise sufficient capital from outside investors and deploy such to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for the next twelve months from the date the financial statements are issued.

The financial statements do not include any adjustments relating to recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties with development of new technology including, but not limited to, new technological innovations, protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates inherent in the preparation of these financial statements include, but are not limited to, useful life of assets and depreciation expenses.

Cash

Cash includes all cash balances. Restricted cash includes tenant security deposits. As a matter of performing its duties, the Manager at time will collect and hold cash on behalf of the Property. The Series had an aggregate of $99,986 in cash and cash equivalents as of December 31, 2021.

Revenue

Revenues are generated within each Series. Rental leases do not exceed twelve (12) months and have no rent escalation clauses.

Real Estate Property Acquisitions

Upon acquisition from a third-party, we evaluate our acquired single-family residential properties for purposes of determining whether a transaction should be accounted for as an asset acquisition or business combination. Upon adoption of ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, our purchases of homes are treated as asset acquisitions and are recorded at their purchase price, which is allocated between land, building and improvements, and in-place lease intangibles (when a resident is in place at the acquisition date) based upon their relative fair values at the date of acquisition.

Fair value is determined in accordance with ASC 820, Fair Value Measurements and Disclosures, and is primarily based on unobservable data inputs. In making estimates of fair values for purposes of allocating the purchase price of individually acquired properties subject to an existing lease, the Company utilizes its own market knowledge obtained from historical transactions, its internal construction program and published market data. In this regard, the Company also utilizes information obtained from county tax assessment records to assist in the determination of the fair value of the land and building.

The value of acquired lease-related intangibles is estimated based upon the costs we would have incurred to lease the property under similar terms. Such costs are capitalized and amortized over the remaining life of the lease. Acquired leases are generally short-term in nature (less than one year).

Upon acquisition from a related party, the Company considers this transaction between entities under common control. Under ASC 805-50-30-5, when accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or the equity interests, in this case, the Series, will initially measure the recognized assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer.

Real Estate and Depreciation

Real estate properties are stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives of buildings, improvements and other assets. Buildings are depreciated over twenty-seven and half years and improvements and other assets are depreciated over their estimated economic useful lives, generally three to thirty years.

Once a property is ready for its intended use, expenditures for ordinary maintenance and repairs are expensed to operations as incurred. We capitalize expenditures above a pre-determined threshold that improve or extend the life of a property.

Real Estate and Impairment

The Company continuously evaluates, by property, whether there are any events or changes in circumstances indicating that the carrying amount of the Series’ single-family residential properties may not be recoverable. To the extent an event or change in circumstance is identified, a residential property is considered to be impaired only if its carrying value cannot be recovered through estimated future undiscounted cash flows from the use and eventual disposition of the property. To the extent an impairment has occurred, the carrying amount of our investment in a property is adjusted to its estimated fair value. The process whereby we assess our single-family residential properties for impairment requires significant judgment and assessment of factors that are, at times, subject to significant uncertainty. We evaluate multiple information sources and perform a number of internal analyses, each of which are important components of our process with no one information source or analysis being necessarily determinative.

The Company does not have any indicators of impairment.

Income Taxes

The Company intends to be taxed as a “disregarded entity” for federal income tax purposes and will not make any election or take any action that could cause it to be separately treated as an association taxable as a corporation under Subchapter C of the Code. The elements of income and expense are included on the tax returns of the entity’s members.

Each individual Series has elected to be treated as a “corporation” for tax purposes. Each separate Series intends to be accounted for as described in ASC Topic 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Series recognizes the tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement.

The Series’ determinations regarding ASC 740 may be subject to review and adjustment at a later date based upon factors including, but not limited to, an on-going analysis of tax laws, regulations and interpretations thereof.

The Series are subject to income taxes for US Federal purposes and in the state of Georgia. The Series’ tax years are open for examinations for all periods since inception.

Organization and Offering Costs

The Manager will pay all costs incurred in connection with each Series’ organization, including, the Series’ registration fee and franchise tax in the states of Delaware and Georgia. In addition, the Manager will pay all costs incurred in connection with each Offering.

3. RECENT ACCOUNTING STANDARDS

In February 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-02, “Leases” (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU was effective for annual and interim periods beginning after December 15, 2019, including interim periods within those fiscal years. In April 2020, the FASB voted to defer the effective date of ASC 842 for private companies and certain not-for-profit entities for one year. For private companies and private NFPs, the leasing standard will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. For public NFPs the leasing standard will be effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. We do not believe this pronouncement has any impact on our financial reporting and disclosure as all of our leases our twelve (12) months or less and have no escalations in rental income.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

4. NOTES PAYABLE

Acquisition Notes

Each Series financed 100% of the costs associated with the acquisition of its Property, including an acquisition fee and expenses associated with sourcing its Property, with an Acquisition Note issued by such Series to the Manager, the terms of which are listed in the table below. Each of these Acquisition Notes represents a related-party loan between each respective Series and the Manager. The Acquisition Notes are non-interest-bearing and are an unsecured obligation of the applicable Series.

Loan	Series	Principal Amount(1)	Annual Interest Rate	Loan Date	Current Outstanding Amount(2)
1	Landa Series 2174 Scarbrough Road(3)	$183,204	4.50%	7/28/2021	$51,929
2	Landa Series 153 Spring Valley Circle	$201,557	4.50%	7/28/2021	$73,875
3	Landa Series 126 Wildwood Road	$185,571	4.50%	7/28/2021	$59,356
4	Landa Series 137 Spring Valley Circle(3)	$176,953	4.50%	7/28/2021	$60,635
5	Landa Series 3192 Lake Monroe Road	$168,518	4.50%	7/28/2021	$49,656
6	Landa Series 45 Robertford Drive	$273,675	4.50%	7/28/2021	$81,680
7	Landa Series 303 Kellys Walk	$237,426	4.50%	9/7/2021	$48,569
8	Landa Series 4085 Springvale Way(3)	$245,767	4.50%	7/1/2021	$87,252

(1)	The principal amount shall be due and payable by the Series within 30 days after demand by Landa Holdings, as lender, at any time prior to the liquidation, dissolution or winding up of the Series.

(2)	The Current Outstanding Amount as of December 31, 2021.

(3)	In April 2022, this Series amended its Acquisition Note to reduce the principal amount payable on such Acquisition Note. See Note 6 to the Financial Statements.

Refinance Notes

Each Series previously issued a Refinance Note to Lending One LLC, the terms of which are listed in the table below. Each Refinance Note is secured by the Property underlying the respective Series. Each Series paid down, or otherwise discharged, a portion of the outstanding balance of its Acquisition Note with the Refinance Note. Each Refinance Note is secured by the Property underlying the respective Series.

Loan	Series	Principal Amount	Annual Interest Rate	Loan Date	Maturity Date	Monthly Payment Amount
1	Landa Series 2174 Scarbrough Road	$116,250	4.80%	12/08/2021	01/01/2027	$465.00
2	Landa Series 153 Spring Valley Circle	$122,250	4.80%	12/08/2021	01/01/2027	$489.00
3	Landa Series 126 Wildwood Road	$116,250	4.80%	12/08/2021	01/01/2027	$465.00
4	Landa Series 137 Spring Valley Circle	$108,750	4.80%	12/08/2021	01/01/2027	$435.00
5	Landa Series 3192 Lake Monroe Road	$122,500	4.80%	12/08/2021	01/01/2027	$490.00
6	Landa Series 45 Robertford Drive	$180,750	4.80%	12/08/2021	01/01/2027	$723.00
7	Landa Series 303 Kellys Walk	$157,500	4.80%	12/08/2021	01/01/2027	$630.00
8	Landa Series 4085 Springvale Way	$132,080	4.80%	12/08/2021	01/01/2027	$528.32

5. MEMBER’S EQUITY (DEFICIT)

The Company is organized as a series limited liability company. As such, the liability of the members of the Company for the financial obligations of the Company is limited to each member’s contribution of capital.

6. SUBSEQUENT EVENTS

On April 18, 2022, each of the following Series amended its Acquisition Note to reduce the principal amount payable on such Acquisition Note, as set forth below.

Series	Amended Principal Amount
Landa Series 2174 Scarbrough Road	$183,204
Landa Series 137 Spring Valley Circle	$176,953
Landa Series 4085 Springvale Way	$245,767

Item 8. Exhibits

INDEX OF EXHIBITS

No.	Exhibit Description
2.1	Certificate of Formation of Landa 2 LLC (incorporated by reference to the copy thereof filed as Exhibit 2.1 to the Company’s Form 1-A filed on September 17, 2021)*
2.2	Limited Liability Company Operating Agreement of Landa App 2 LLC (incorporated by reference to the copy thereof filed as Exhibit 2.2 to the Company’s Form 1-A filed on September 17, 2021)*
2.3	Certificate of Registered Series of a Limited Liability Company for Landa App 2 LLC - 2174 Scarbrough Road Stone Mountain GA LLC (incorporated by reference to the copy thereof filed as Exhibit 2.3 to the Company’s Form 1-A filed on September 17, 2021)*
2.4	Certificate of Registered Series of a Limited Liability Company for Landa App 2 LLC - 153 Spring Valley Circle Stockbridge GA LLC (incorporated by reference to the copy thereof filed as Exhibit 2.4 to the Company’s Form 1-A filed on September 17, 2021)*
2.5	Certificate of Registered Series of a Limited Liability Company for Landa App 2 LLC - 126 Wildwood Road Stockbridge GA LLC (incorporated by reference to the copy thereof filed as Exhibit 2.5 to the Company’s Form 1-A filed on September 17, 2021)*
2.6	Certificate of Registered Series of a Limited Liability Company for Landa App 2 LLC - 137 Spring Valley Circle Stockbridge GA LLC (incorporated by reference to the copy thereof filed as Exhibit 2.6 to the Company’s Form 1-A filed on September 17, 2021)*
2.7	Certificate of Registered Series of a Limited Liability Company for Landa App 2 LLC - 3192 Lake Monroe Road Douglasville GA LLC (incorporated by reference to the copy thereof filed as Exhibit 2.7 to the Company’s Form 1-A filed on September 17, 2021)*
2.8	Certificate of Registered Series of a Limited Liability Company for Landa App 2 LLC - 45 Robertford Drive Covington GA LLC (incorporated by reference to the copy thereof filed as Exhibit 2.8 to the Company’s Form 1-A filed on September 17, 2021)*
2.9	Certificate of Registered Series of a Limited Liability Company for Landa App 2 LLC -303 Kellys Walk Locust Grove GA LLC (incorporated by reference to the copy thereof filed as Exhibit 2.9 to the Company’s Form 1-A filed on September 17, 2021)*
2.10	Certificate of Registered Series of a Limited Liability Company for Landa App 2 LLC - 4085 Springvale Way McDonough GA LLC (incorporated by reference to the copy thereof filed as Exhibit 2.10 to the Company’s Form 1-A filed on September 17, 2021)*
3.1	Series Operating Agreement of Landa App 2 LLC – 2174 Scarbrough Road Stone Mountain GA LLC (incorporated by reference to the copy thereof filed as Exhibit 3.1 to the Company’s Form 1-A filed on September 17, 2021)*
3.2	Series Operating Agreement of Landa App 2 LLC - 153 Spring Valley Circle Stockbridge GA LLC (incorporated by reference to the copy thereof filed as Exhibit 3.2 to the Company’s Form 1-A filed on September 17, 2021)*
3.3	Series Operating Agreement of Landa App 2 LLC - 126 Wildwood Road Stockbridge GA LLC (incorporated by reference to the copy thereof filed as Exhibit 3.3 to the Company’s Form 1-A filed on September 17, 2021)*
3.4	Series Operating Agreement of Landa App 2 LLC - 137 Spring Valley Circle Stockbridge GA LLC (incorporated by reference to the copy thereof filed as Exhibit 3.4 to the Company’s Form 1-A filed on September 17, 2021)*
3.5	Series Operating Agreement of Landa App 2 LLC - 3192 Lake Monroe Road Douglasville GA LLC (incorporated by reference to the copy thereof filed as Exhibit 3.5 to the Company’s Form 1-A filed on September 17, 2021)*

3.6	Series Operating Agreement of Landa App 2 LLC - 45 Robertford Drive Covington GA LLC (incorporated by reference to the copy thereof filed as Exhibit 3.6 to the Company’s Form 1-A filed on September 17, 2021)*
3.7	Series Operating Agreement of Landa App 2 LLC - 303 Kellys Walk Locust Grove GA LLC (incorporated by reference to the copy thereof filed as Exhibit 3.7 to the Company’s Form 1-A filed on September 17, 2021)*
3.8	Series Operating Agreement of Landa App 2 LLC - 4085 Springvale Way McDonough GA LLC (incorporated by reference to the copy thereof filed as Exhibit 3.8 to the Company’s Form 1-A filed on September 17, 2021)*
4.1	Form of Subscription Agreement (incorporated by reference to the copy thereof filed as Exhibit 4.1 to the Company’s Form 1-A filed on September 17, 2021)*
6.1	Form of Management Agreement (incorporated by reference to the copy thereof filed as Exhibit 6.1 to the Company’s Form 1-A filed on September 17, 2021)*
6.2	Broker Dealer Services Agreement, dated July 20, 2021, by and between Dalmore Group, LLC and Landa App 2 LLC (incorporated by reference to the copy thereof filed as Exhibit 6.2 to the Company’s Form 1-A filed on September 17, 2021)*
6.3	Landa Mobile App License Agreement, dated July 29, 2021, by and between Landa Holdings, Inc., Landa App 2 LLC, and each of the Series listed thereto (incorporated by reference to the copy thereof filed as Exhibit 6.3 to the Company’s Form 1-A filed on September 17, 2021)*
6.4	Promissory Note, by and between Landa Holdings, Inc. and Landa App 2 LLC - 2174 Scarbrough Road Stone Mountain GA LLC, dated July 28, 2021 (incorporated by reference to the copy thereof filed as Exhibit 6.4 to the Company’s Form 1-A filed on September 17, 2021)*
6.5	Promissory Note, by and between Landa Holdings, Inc. and Landa App 2 LLC - 153 Spring Valley Circle Stockbridge GA LLC, dated July 28, 2021 (incorporated by reference to the copy thereof filed as Exhibit 6.5 to the Company’s Form 1-A filed on September 17, 2021)*
6.6	Promissory Note, by and between Landa Holdings, Inc. and Landa App 2 LLC - 126 Wildwood Road Stockbridge GA LLC, dated July 28, 2021 (incorporated by reference to the copy thereof filed as Exhibit 6.6 to the Company’s Form 1-A filed on September 17, 2021)*
6.7	Promissory Note, by and between Landa Holdings, Inc. and Landa App 2 LLC - 137 Spring Valley Circle Stockbridge GA LLC, dated July 28, 2021 (incorporated by reference to the copy thereof filed as Exhibit 6.7 to the Company’s Form 1-A filed on September 17, 2021)*
6.8	Promissory Note, by and between Landa Holdings, Inc. and Landa App 2 LLC - 3192 Lake Monroe Road Douglasville GA LLC, dated July 28, 2021 (incorporated by reference to the copy thereof filed as Exhibit 6.8 to the Company’s Form 1-A filed on September 17, 2021)*
6.9	Promissory Note, by and between Landa Holdings, Inc. and Landa App 2 LLC - 45 Robertford Drive Covington GA LLC, dated July 28, 2021 (incorporated by reference to the copy thereof filed as Exhibit 6.9 to the Company’s Form 1-A filed on September 17, 2021)*
6.10	Promissory Note, by and between Landa Holdings, Inc. and Landa App 2 LLC - 303 Kellys Walk Locust Grove GA LLC, dated September 7, 2021 (incorporated by reference to the copy thereof filed as Exhibit 6.10 to the Company’s Form 1-A filed on September 17, 2021)*
6.11	Promissory Note, by and between Landa Holdings, Inc. and Landa App 2 LLC - 4085 Springvale Way McDonough GA LLC, dated September 7, 2021 (incorporated by reference to the copy thereof filed as Exhibit 6.11 to the Company’s Form 1-A filed on September 17, 2021)*
6.12	Lease Agreement for 2174 Scarbrough Road, Stone Mountain, GA, 30088 (incorporated by reference to the copy thereof filed as Exhibit 6.12 to the Company’s Form 1-A filed on September 17, 2021)*

6.13	Lease Agreement for 153 Spring Valley Circle, Stockbridge, GA, 30281 (incorporated by reference to the copy thereof filed as Exhibit 6.13 to the Company’s Form 1-A filed on September 17, 2021)*
6.14	Lease Agreement for 126 Wildwood Road, Stockbridge, GA, 30281 (incorporated by reference to the copy thereof filed as Exhibit 6.1 to the Company’s Form 1-U filed on April 5, 2022)*
6.15	Lease Agreement for 137 Spring Valley Cir, Stockbridge, GA, 30281 (incorporated by reference to the copy thereof filed as Exhibit 6.2 to the Company’s Form 1-U filed on April 5, 2022)*
6.16	Lease Agreement for 3192 Lake Monroe Road, Douglasville, GA, 30135 (incorporated by reference to the copy thereof filed as Exhibit 6.16 to the Company’s Form 1-A filed on September 17, 2021)*
6.17	Lease Agreement for 45 Robertford Drive, Covington, GA, 30016 (incorporated by reference to the copy thereof filed as Exhibit 6.17 to the Company’s Form 1-A filed on September 17, 2021)*
6.18	Lease Agreement for 303 Kellys Walk, Locust Grove, GA 30248 (incorporated by reference to the copy thereof filed as Exhibit 6.18 to the Company’s Form 1-A filed on September 17, 2021)*
6.19	Lease Agreement for 4085 Springvale Way, McDonough, GA 30252 (incorporated by reference to the copy thereof filed as Exhibit 6.19 to the Company’s Form 1-A filed on September 17, 2021)*
6.20	PPEX ATS Company Agreement, by and among North Capital Private Securities Corporation, Landa App 2 LLC and each of the Series set forth therein (incorporated by reference to the copy thereof filed as Exhibit 6.20 to the Company’s Form 1-A filed on September 17, 2021)*
6.21	Commercial Promissory Note, dated December 8, 2021, by and between LendingOne, LLC and Landa App 2 LLC - 2174 Scarbrough Road Stone Mountain GA LLC (incorporated by reference to the copy thereof filed as Exhibit 6.1 to the Company’s Form 1-U filed on December 14, 2021)*
6.22	Commercial Promissory Note, dated December 8, 2021, by and between LendingOne, LLC and Landa App 2 LLC - 153 Spring Valley Circle Stockbridge GA LLC (incorporated by reference to the copy thereof filed as Exhibit 6.2 to the Company’s Form 1-U filed on December 14, 2021)*
6.23	Commercial Promissory Note, dated December 8, 2021, by and between LendingOne, LLC and Landa App 2 LLC - 126 Wildwood Road Stockbridge GA LLC (incorporated by reference to the copy thereof filed as Exhibit 6.3 to the Company’s Form 1-U filed on December 14, 2021)*
6.24	Commercial Promissory Note, dated December 8, 2021, by and between LendingOne, LLC and Landa App 2 LLC - 137 Spring Valley Circle Stockbridge GA LLC (incorporated by reference to the copy thereof filed as Exhibit 6.4 to the Company’s Form 1-U filed on December 14, 2021)*
6.25	Commercial Promissory Note, dated December 8, 2021, by and between LendingOne, LLC and Landa App 2 LLC - 3192 Lake Monroe Road Douglasville GA LLC (incorporated by reference to the copy thereof filed as Exhibit 6.5 to the Company’s Form 1-U filed on December 14, 2021)*
6.26	Commercial Promissory Note, dated December 8, 2021, by and between LendingOne, LLC and Landa App 2 LLC - 45 Robertford Drive Covington GA LLC (incorporated by reference to the copy thereof filed as Exhibit 6.6 to the Company’s Form 1-U filed on December 14, 2021)*
6.27	Commercial Promissory Note, dated December 8, 2021, by and between LendingOne, LLC and Landa App 2 LLC - 303 Kellys Walk Locust Grove GA LLC (incorporated by reference to the copy thereof filed as Exhibit 6.7 to the Company’s Form 1-U filed on December 14, 2021)*
6.28	Commercial Promissory Note, dated December 8, 2021, by and between LendingOne, LLC and Landa App 2 LLC - 4085 Springvale Way McDonough GA LLC (incorporated by reference to the copy thereof filed as Exhibit 6.8 to the Company’s Form 1-U filed on December 14, 2021)*
11.1	Consent of Marcum LLP**

*	Filed Previously

**	Filed Herewith

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on April 27, 2022.

LANDA APP 2 LLC

Signed by Landa Holdings, Inc., as Manager of LANDA APP 2 LLC

By:	/s/ Yishai Cohen
	Name:	Yishai Cohen
	Title:	Chairman, Chief Executive Officer and President

Pursuant to the requirements of Regulation A, this report has been signed by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Yishai Cohen	Chairman, Chief Executive Officer and	April 27, 2022
Yishai Cohen	President of Landa Holdings, Inc. (Principal Executive Officer)

/s/ Yishai Cohen	Acting Head of Finance of Landa Holdings, Inc.	April 27, 2022
Yishai Cohen	(Principal Financial Officer and Principal Accounting Officer)

LANDA HOLDINGS, INC.

/s/ Yishai Cohen	Manager	April 27, 2022
Yishai Cohen
Chief Executive Officer and President